Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Tim Hunt Ph: 617 914 6524	Elan Matt Dallas Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300
INVESTOR CONTACTS:
Biogen Idec Eric Hoffman Ph: 617 679 2812	Elan Chris Burns Ph: 353 1 709 4444 800 252 3526

Elan and Biogen Idec Announce a FDA Advisory Committee Meeting to Review
TYSABRI® for the Treatment of Crohn’s Disease

CAMBRIDGE, Mass. and DUBLIN, Ireland--(BUSINESS WIRE)—May 29, 2007-- Elan Corporation, plc. (NYSE: ELN) and Biogen Idec (NASDAQ: BIIB) announced today that the Gastrointestinal Drugs Advisory Committee and Drug Safety and Risk Management Advisory Committee of the U.S. Food and Drug Administration (FDA) will jointly review TYSABRI® (natalizumab) for the treatment of Crohn’s disease (CD) on July 31, 2007.

On December 15, 2006 the companies announced that they submitted to the FDA a supplemental Biologics License Application (sBLA) for TYSABRI as a treatment of moderately to severely active Crohn’s disease.  This sBLA includes the results of three randomized, double-blind, placebo-controlled, multi-center trials of TYSABRI assessing the safety and efficacy as both an induction and maintenance therapy - ENCORE (Efficacy of Natalizumab in Crohn's Disease Response and Remission), ENACT-1 (Efficacy of Natalizumab as Active Crohn's Therapy) and ENACT-2 (Evaluation of Natalizumab As Continuous Therapy).  The sBLA includes data from more than 1,500 Crohn’s patients treated with TYSABRI, as well as proposed labeling and a risk management plan.   TYSABRI is a humanized monoclonal antibody believed to block entry of inflammatory immune cells into the wall of the intestine, thus limiting inflammatory damage in Crohn’s disease.  TYSABRI is the first potential treatment for Crohn’s disease with this proposed mechanism of action.

About Crohn’s Disease
Approximately one million people worldwide have Crohn's disease, a chronic and progressive inflammatory disease of the gastrointestinal tract, which commonly affects both men and women.

The disease usually causes diarrhea and crampy abdominal pain, often associated with fever, and at times rectal bleeding. Loss of appetite and weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, and fistulas (abnormal channels connecting the intestine and other organs, including the skin), and malnutrition. Most patients eventually require surgery, which has both risks and potential short- and long-term complications.

Crohn’s disease can have a devastating impact on the lifestyle of patients, many of whom are young and active.  Currently there is no medical or surgical cure for Crohn’s disease. Many patients fail to respond to current therapies, including biological therapies such as agents that inhibit tumor necrosis factor alpha (TNF-α).  Due to this failure of current therapies in CD, therapies that have novel biological targets are required.

About TYSABRI
In the US, TYSABRI is approved as a monotherapy treatment for relapsing forms of MS. TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Patients should be monitored at regular intervals for any new or worsening signs or symptoms suggestive of PML. Because of the increased risk of PML, TYSABRI is generally recommended for patients who have had an inadequate response to, or are unable to tolerate, alternate MS therapies. It is available in the US only through a restricted distribution program called the TOUCH Prescribing Program.

In the European Union, TYSABRI is indicated as a single disease-modifying therapy in highly active relapsing-remitting MS patients. It is for patients with high disease activity despite treatment with a beta-interferon or in patients with rapidly evolving severe relapsing-remitting MS.

Serious adverse events that occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis), infections, depression and gallstones. In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups. Herpes infections were slightly more common in patients treated with TYSABRI. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants. Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, lower respiratory infections, rash, gastroenteritis, abdominal discomfort, vaginitis, and diarrhea.

Worldwide, more than 10,000 MS patients are currently receiving therapy with TYSABRI, either in the commercial setting or in clinical trials.  TYSABRI was discovered by Elan and is co-developed with Biogen Idec.

For more information about TYSABRI please visit www.tysabri.com, www.elan.comwww.biogenidec.com or call 1-800-456-2255.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit: http://www.biogenidec.com

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding TYSABRI. The commercial potential and regulatory path forward of TYSABRI are subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies' current expectations include the risk that concerns may arise from additional data or analysis or that the companies may encounter other unexpected delays or hurdles. There is also no assurance that the companies will be able to obtain approval for TYSABRI as a treatment for Crohn’s disease.  Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Elan Corporation, plc and Biogen Idec

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